UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)
Pro Elite, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74266D303
(CUSIP Number)
February 5, 2009
(Date of Event Which Requires Filing of this Statement)
Sumner M. Redstone National Amusements, Inc. 846 University Avenue Norwood, Massachusetts 02062 Telephone: (781) 461-1600
with a copy to: Louis J. Briskman, Esq. CBS Corporation 51 West 52nd Street New York, New York 10019 Telephone: (212) 975-4321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

This Amendment (“Amendment No. 3”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Showtime Networks Inc., a Delaware corporation (“Showtime”), CBS Operations Inc., a Delaware corporation (“CBS Operations”), CBS Corporation, a Delaware corporation (“CBS”), NAIRI, Inc., a Delaware corporation (“NAIRI”), National Amusements, Inc., a Maryland corporation (“NAI”), and Sumner M. Redstone. Showtime, CBS Operations, CBS, NAIRI, NAI and Mr. Redstone are collectively referred to as the “Reporting Persons.”

This Amendment No. 3 amends the Schedule 13D originally filed with the Commission on September 17, 2008, as amended by Amendment No. 1 thereto, which was filed with the Commission on October 21, 2008, and Amendment No. 2 thereto, which was filed with the Commission on November 4, 2008 (as so amended, the “Original Schedule 13D”).

All terms used, but not defined, in this Amendment No. 3 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended as follows:

“On February 5, 2009, CBS and Showtime entered into a General Mutual Release and Termination Agreement (the “Release and Termination Agreement”) with the Issuer and certain of its subsidiaries pursuant to which the parties agreed to a mutual release and termination of any and all claims, agreements, debts, liens, damages or liabilities of any nature, now existing or hereafter arising, including, without limitation, termination of the Distribution Agreement, the Note Purchase Agreement and the Security Agreement and cancellation of all indebtedness of the Issuer to Showtime under the promissory notes dated December 17, 2007 (as amended June 17, 2008), June 18, 2008 and September 10, 2008. Notwithstanding the foregoing, the Release and Termination Agreement excluded certain matters which shall continue in full force and effect, including the Securities Purchase Agreement, the First Investor Rights Agreement (other than Sections 7, 8, 9 and 10 thereto), the Second Investor Rights Agreement, the Subscription Agreement, Warrant #1, Warrant #2, Warrant #3, Warrant #4 (other than Section 4.5 thereto), Warrant #5 (other than Section 4.5 thereto), Warrant #6 and any shares of common stock of the Issuer held by Showtime.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Item 6 of the Original Schedule 13D is amended as follows:

“Except as set forth in Item 3 or Item 4 (which are incorporated into this Item 6 by reference) or in this Item 6, there is no written agreement between the Reporting Persons and any person with respect to any securities of the Issuer.”

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: February 11, 2009

SHOWTIME NETWORKS INC.

By:	/s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President

CBS OPERATIONS INC.

By:	/s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President and General Counsel

CBS CORPORATION

By:	/s/ Louis J. Briskman
Name: Louis J. Briskman
Title: Executive Vice President and General Counsel

NAIRI, INC.

By:	/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Title: Chairman and President

NATIONAL AMUSEMENTS, INC.

By:	/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Title: Chairman and Chief Executive Officer

/s/ Sumner M. Redstone
Name: Sumner M. Redstone
Individually